# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smith Douglas Homes Corp, CIK 0001982518
CUSIP: 83207R107
Title of class of securities: Smith Douglas Homes Ord Shs Class A
Address of issuer's principal executive offices: 110 VILLAGE TRAIL, SUITE 215, WOODSTOCK, Georgia (GA), 30188
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-25-015273
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 396,047; shared voting power 930,552; sole dispositive power 419,490; shared dispositive power 930,552; aggregate amount beneficially owned 1,350,042 (15% of the class)
- Virtus Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 929,923; sole dispositive power 0; shared dispositive power 929,923; aggregate amount beneficially owned 929,923 (10.3% of the class)
  Comment: The amounts reported on this page are also included in the amounts reported by Kayne Anderson Rudnick Investment Management, LLC on this Schedule 13G.
- Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 897,876; sole dispositive power 0; shared dispositive power 897,876; aggregate amount beneficially owned 897,876 (10% of the class)
  Comment: The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, LLC on this Schedule 13G.

## Item 1. Issuer
Name of issuer: Smith Douglas Homes Corp
Address of issuer's principal executive offices: 110 VILLAGE TRAIL, SUITE 215, WOODSTOCK, GA, 30188

## Item 2. Person Filing
Name of person filing: (1) Kayne Anderson Rudnick Investment Management, LLC (2) Virtus Investment Advisers, LLC (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund
Address of principal business office or, if none, residence: (1) Kayne Anderson Rudnick Investment Management, LLC - 2000 Avenue of the Stars, Suite 1110, Los Angeles, 90067, CA, United States (2) Virtus Investment Advisers, LLC - One Financial Plaza, Hartford, 06103, CT, United States (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund - 101 Munson Street, Greenfield, 01301, MA, United States
Citizenship: (1) Kayne Anderson Rudnick Investment Management, LLC - CALIFORNIA (2) Virtus Investment Advisers, LLC - MASSACHUSETTS (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund- DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: (1) Kayne Anderson Rudnick Investment Management, LLC: 1350042 (2) Virtus Investment Advisers, LLC: 929923 (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: 897876
Percent of class: (1) Kayne Anderson Rudnick Investment Management, LLC: 15.0% (2) Virtus Investment Advisers, LLC: 10.3% (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: 10.0%
Sole power to vote or to direct the vote: (1) Kayne Anderson Rudnick Investment Management, LLC: 396047 (2) Virtus Investment Advisers, LLC: 0 (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: 0
Shared power to vote or to direct the vote: (1) Kayne Anderson Rudnick Investment Management, LLC: 930552 (2) Virtus Investment Advisers, LLC: 929923 (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: 897876
Sole power to dispose or to direct the disposition: (1) Kayne Anderson Rudnick Investment Management, LLC: 419490 (2) Virtus Investment Advisers, LLC: 0 (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: 0
Shared power to dispose or to direct the disposition: (1) Kayne Anderson Rudnick Investment Management, LLC: 930552 (2) Virtus Investment Advisers, LLC: 929923 (3) Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: 897876

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to securities owned by a registered investment company included in this filing, only the custodian for such investment company, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of such investment company participate proportionately in any dividends and distributions so paid.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/Michael Shoemaker, Chief Compliance Officer (11/06/2025)
- Virtus Investment Advisers, LLC: /s/Chetram Persaud, Chief Compliance Officer (11/06/2025)
- Virtus Equity Trust on behalf of Virtus KAR Small-Cap Growth Fund: /s/Daphne Chisolm, Vice President, Counsel and Assistant Secretary (11/06/2025)